
February 5, 2024

Nick Jones
Head of Legal
Marex Group plc
155 Bishopsgate
London EC2M 3TQ
United Kingdom

> **Re: Marex Group plc**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted January 18, 2024**
> **CIK No. 0001997464**

Dear Nick Jones:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 2, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Growth from Expansion of Client Footprint, page 13

1. We note your response to prior comment 4 and your revised disclosures on pages 15 and 127. Please describe how you defined "larger clients" so that investors can better understand the positioning of the clients you present in your case studies.

Our amended and restated articles of association will contain exclusive jurisdiction provisions, page 70

2. We note your discussion in the second paragraph of this risk factor that discusses the fact that there have been challenges to the enforceability of the exclusive forum provisions.

Revise this risk factor to note that investors cannot waive compliance with the federal securities laws, and that Section 22 of the Securities Act of 1933 permits investors to bring actions to enforce a duty or right under the Act in any state or federal court of competent jurisdiction.

Quantitative and Qualitative Disclosures of Market Risks, page 108

3. We note your response to prior comment 21, as well as your disclosure in the risk factors about the potential risk if your risk tolerance were to increase, or your risk management policies or processes were not able to adequately identify and address risks. Revise this section, or another appropriate section, to better discuss your evaluation of risk exposure and how management and the board address changes in risk tolerance or risk exposure that exceeds the existing standards.

Interest Rate Risk, page 111

4. We note your response to prior comment 22. Please revise your disclosure to further discuss the time period covered by your analysis of short term interest rate changes and any assumptions underlying your 100bp sensitivity analysis.

Management, page 166

5. We note your response to prior comment 8, your discussion in several risk factors, as well as your discussion of data privacy obligations on page 161. To the extent cybersecurity and digital privacy risks are material to your business, please disclose how these risks fit into your risk management structure, including the nature of the board, or a specific committee's role in overseeing your management of these risks.

6. Revise this section to provide a more complete response to the information required by Item 6 of Form 20-F. For instance, we note that you provide language that states "the following is a brief summary of the business experience..." as your response to Item 6(A)(1). While we understand that your management and board may change as a result of the reorganization, please include the relevant disclosure for individuals that have been named.

Executive Officer and Director Compensation, page 169

7. Revise your disclosure to identify each key element of executive compensation separately. Also, please provide disclosure on an individual basis or provide us with a specific analysis of UK requirements that permit you to present employee and director compensation on an aggregate basis.

8. Please tell us whether the two named executive officers represent your primary "risk takers" as the term is used in the 2022 Deferred Bonus Plan discussed on page 175. Revise your disclosure related to your risk management activities to discuss the oversight of your primary "risk takers."

Articles of Association, page 183

9.   We note your response to prior comment 25. Please revise this section to describe the exclusive forum provision in your Amended and Restated Articles of Association.

19 Inventory, page F-60

10.   We note your responses to our prior comments 10 and 17, which indicate that your cryptocurrency specific activities are not material to your operations or financial results. Please revise your disclosure to state this fact here. Additionally, consistent with your response, please revise your MD&A or Market Risk disclosures, where appropriate, to state that you monitor your overall net exposure to cryptocurrencies and that if the price of Bitcoin (or other significant digital asset holdings) were to rise or fall for the periods presented, the results would be immaterial to your operational and financial results.

22 Derivative Instruments, page F-63

11.   Please refer to prior comment 12. Noting that you offer bespoke off-exchange hedging solutions in the form of customized OTC derivatives hedging, please quantify your exposure to customized OTC derivatives for each of the periods presented within your financial statements.

        Please contact Shannon Davis at 202-551-6687 or Lory Empie at 202-551-3714 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or Christian Windsor at 202-551-3419 with any other questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Finance

cc: Marc Jaffe, Esq.